

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

Via E-mail
Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey 07601

>   **Re: ADMA Biologics, Inc.**
>   **Amendment No. 2 to Form 8-K**
>   **Filed April 24, 2012**
>   **File No. 000-52120**

Dear Mr. Grossman:

We have reviewed your response dated April 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to comment 1 of our letter to you dated April 24, 2012 regarding your registration statement on Form S-1. Please make similar changes to this current report on Form 8-K. In addition, both here and in the Form S-1, consider describing the extent to which any of the emerging growth company exemptions are available to you as a smaller reporting company.

Manufacturing and Supply, page 18

2. We note your response to our prior comment 5. As exhibits to your next amendment please file your agreements with contract laboratories that conduct

and run your laboratory testing, including your proprietary assay, or explain to us why this is not required by Item 601(b)(10) of Regulation S-K.

3. Please revise to reconcile the statement in the first sentence of the last paragraph of this section that your "contract laboratories do not have access to [y]our trade secrets" with the third sentence in that paragraph stating that your "contract laboratories have informed [you] that they take all commercially reasonable steps to ensure the confidentiality of ADMA's assay process, procedures, reagents, and other confidential information" and the statement in the first paragraph of this section that "ADMA relies on contract laboratories to conduct and run its laboratory testing, including its proprietary assay." These statements statements appear to suggest that your contract laboratories may have access to your trade secrets such as your proprietary assay.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Jeffrey Baumel
        SNR Denton US LLP